Exhibit (a)(5)(F)

FOR IMMEDIATE RELEASE
3PAR Contact
John D’Avolio
3PAR
+1 510 668 9328
john.davolio@3PAR.com

3PAR Determines HP Proposal Is Superior Offer

HP’s bid valued at approximately $2 billion

Fremont, CA, August 27, 2010—3PAR® (NYSE: PAR), the leading global provider of utility storage, today announced its board of directors has determined that the unsolicited proposal by Hewlett-Packard Company to acquire all of 3PAR’s outstanding common stock at $30 per share constitutes a “superior proposal” (as that term is defined in 3PAR’s previously announced merger agreement with Dell). The 3PAR board of directors notified Dell of its intention to terminate the merger agreement with Dell, immediately following the expiration of the three business day period contemplated by, and the satisfaction of the other conditions set forth in, the merger agreement with Dell, in order to enter into the merger agreement with HP on the terms set forth in HP’s acquisition proposal.

The terms of 3PAR’s merger agreement with Dell require the 3PAR board of directors to continue to recommend that 3PAR stockholders accept Dell’s cash tender offer, and tender their 3PAR shares pursuant to Dell’s tender offer, so long as the merger agreement with Dell remains in effect. Accordingly, at this time, since the merger agreement between 3PAR and Dell remains in effect, 3PAR’s board of directors continues to unanimously recommend that 3PAR stockholders accept the cash tender offer made by Dell and tender their shares of 3PAR common stock pursuant to such offer.

About 3PAR

3PAR® (NYSE: PAR) is the leading global provider of utility storage, a category of highly virtualized, dynamically tiered, multi-tenant storage arrays built for public and private cloud computing. Our virtualized storage platform was built from the ground up to be agile and efficient and to eliminate the limitations of traditional storage arrays for utility infrastructures. As a pioneer of thin provisioning and other storage virtualization technologies, we design our products to reduce power consumption to help companies meet their green computing initiatives and to cut storage total cost of ownership. 3PAR customers have used our self-managing, efficient, and adaptable utility storage systems to reduce administration time and provisioning complexity, to improve server and storage utilization, and to scale and adapt flexibly in response to continuous growth and changing business needs. For more information, visit the 3PAR Website at: www.3PAR.com.

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This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer described herein is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Dell Inc. and Dell Trinity Holdings Corp. filed with the SEC on a Tender Offer Statement on Schedule TO on August 23, 2010. In addition, 3PAR Inc. filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer on August 23, 2010. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained free of charge from D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 769-4414 (banks and brokers call collect (212) 269-5550). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

Statements in this release that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for its fiscal year ended March 31, 2010. 3PAR assumes no obligation to update these forward-looking statements.